Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES DELIVERY OF THE FIRST OF TWO 2019-BUILT SUEZMAX TANKERS, M/T P. BEL AIR

ATHENS, GREECE - December 15, 2025 - Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, announced that, through a separate wholly-owned subsidiary, it has taken delivery of the M/T P. Bel Air (formerly “Eco Bel Air”), a 2019-built Suezmax tanker of 157,286 dwt that the Company entered into an agreement to purchase in October 2025.

As previously announced, the M/T P. Bel Air is the first of two 2019-built Suezmax tankers to be delivered to the Company, with the sister vessel expected to be delivered by the end of December. With this delivery, the Company’s fleet consists of a total of twelve (12) tanker vessels, including two newbuild tankers under construction, with nine currently operating on the water.

Commenting on this delivery, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are pleased to take delivery of our first Suezmax tanker earlier than initially expected, reflecting significant steps in the Company’s expansion. The vessel will immediately commence its previously-announced three-year time charter with Repsol Trading S.A. at a rate of US$36,500 per day, representing both a solid commercial achievement and our first partnership with this highly reputable charterer. Looking ahead, we expect to take delivery of our second Suezmax tanker by year-end, completing the early integration of our modern, eco-design and fuel efficient Suezmax fleet, further strengthening our operational capabilities and enhancing our long-term earnings visibility.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts including with respect to the employment of our fleet and vessel deliveries. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.